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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               QUOKKA SPORTS, INC.
                               -------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    749077103
                                 --------------
                                 (CUSIP Number)


                                January 19, 2001
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



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                                 SCHEDULE 13G/A

---------------------------                          ---------------------------
CUSIP NO. 749077103                                  PAGE 2 OF 4 PAGES
---------------------------                          ---------------------------

----- --------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wakefield Group II LLC / 56-2012709
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
      (a) [  ]
      (b) [  ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY


----- --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of North Carolina
----- --------------------------------------------------------------------------
               5    SOLE VOTING POWER

  NUMBER OF         3,479,393
   SHARES      ---- ------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER
  OWNED BY
    EACH            None
  REPORTING    ---- ------------------------------------------------------------
   PERSON      7    SOLE DISPOSITIVE POWER
    WITH
                    3,479,393
               ---- ------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    None
----- --------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,479,393 shares of Common Stock
----- --------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----- --------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.7%
----- --------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         OO
----- --------------------------------------------------------------------------


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EXPLANATORY NOTE:

         The Filing Person holds shares representing less than five percent of the outstanding shares of common stock of Quokka Sports, Inc. (the "Issuer") and holds one of the Issuer's 7% Convertible Subordinated Promissory Notes issued September 15, 2000 (the "Note"). Under the terms of the Note, the conversion price per share may be reset by the holder upon conversion of the Note at any time during the 75 trading days beginning on February 15, 2001 to a price per share equal to the arithmetic average of the seven lowest daily volume-weighted-average trading prices for a share of the Issuer's common stock during the 25 trading days preceding the date of conversion and if not converted during that period the Note's conversion price is reset to the average of the three lowest conversion prices that could be calculated for any day (using the foregoing formula) during the 75 trading-day-period beginning on February 15, 2001. Accordingly, the number of shares of the Issuer's common stock deemed to be beneficially owned by the Filing Person may change during this period as a result of changes in the trading price of the Issuer's common stock during this period. For the purpose of this Statement, the Filing Person has reported the number of shares of the Issuer's common stock that it beneficially owns by virtue of its ownership of the Note based on trading price information through February 7, 2001.

Item 1(a)         Name of Issuer:

                  Quokka Sports, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  525 Brannan Street
                  San Francisco, California 94107

Item 2(a)         Name of Filing Person:

                  Wakefield Group II LLC

Item 2(b)         Business Mailing Address for Filing Person:

                  Wakefield Group II LLC
                  1110 East Morehead Street
                  Charlotte, North Carolina  28204

Item 2(c)         Citizenship:

                  State of North Carolina

Item 2(d)         Title of Class of Securities

                  Common Stock, $0.0001 par value per share

Item 2(e)         CUSIP Number

                  749077103

Item 3            Not applicable.


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Item 4.           Ownership:

                  (a)  Amount Beneficially Owned:  3,479,393 shares of
                                                   Common Stock.

                  (b)  Percent of Class:  6.7%

                  (c)  Number of shares to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    3,479,393 shares of Common Stock

                           (ii)     shared power to vote or to direct the vote:
                                    0 shares of Common Stock.

                           (iii) sole power to dispose or to direct the disposition of: 3,479,393 shares of Common Stock.

                           (iv) shared power to dispose or to direct the disposition of: 0 shares of Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                           By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.


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                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001


                                         WAKEFIELD GROUP II LLC
                                         By:  Wakefield Ventures LLC, Manager


                                           /s/ Michael F. Elliott
                                         ------------------------------------
                                         Michael F. Elliott, Manager